SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

TIM HOLDING COMPANY

(Translation of Registrant’s name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte

22640-102 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X              Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

EXHIBIT INDEX

99.1	Consolidated Financial Statements of TIM Participações S.A. and subsidiaries.

99.2	Consolidated Financial Statements of TIM Celular S.A. and subsidiaries.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: May 16, 2006	By:	/s/ Stefano De Angelis
	Name:	Stefano De Angelis
	Title:	Chief Financial Officer